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                              October 7, 2022

       Adam Givertz, Esq.
       Partner
       Paul, Weiss, Rikfind, Wharton & Garrison LLP
       1285 Avenue of the Americas
       New York, NY 10019

                                                        Re: Turquoise Hill
Resources Ltd.
                                                            Schedule 13E-3
                                                            Filed September 29,
2022
                                                            File No. 005-79590

       Dear Adam Givertz:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Schedule 13E-3 filed September 29, 2022

       Recommendation of the Board, page 37

   1.                                                   Disclosure in the
second to last paragraph on page 37 indicates that the
                                                        "Board...unanimously
determined that the Arrangement is in the best interest of the
                                                        Corporation and fair to
the Minority shareholders..." Please note that the staff considers officers and directors
of Turquoise Hill to be affiliates when considering whether such reference is
sufficiently specific to satisfy Item 1014(a) of Regulation M-A. Please refer to the definition of
"affiliate" in Exchange Act Rule 13e-3(a)(1). Please advise whether the phrase "Minority
Shareholders" applies to any other directors and officers of
                                                        Turquoise Hill or its
affiliates who are not necessarily shareholders of, or otherwise affiliated with, the
Purchaser or its affiliates. Disclosure regarding the Board's fairness determination with
respect to the phrase "Minority Shareholders," as opposed to unaffiliated holders of
Shares, may not necessarily satisfy Item 8 of Schedule 13E-3.
                                                        Refer to Item 1014(a)
of Regulation M-A. In responding to this comment, consider the
 Adam Givertz, Esq.
FirstName  LastNameAdam    Givertz, Esq. LLP
Paul, Weiss, Rikfind, Wharton & Garrison
Comapany
October    NamePaul, Weiss, Rikfind, Wharton & Garrison LLP
        7, 2022
October
Page  2 7, 2022 Page 2
FirstName LastName
         disclosure on page 65 regarding Rio Tinto's fairness determination with respect to "the
         Corporation   s 'unaffiliated security holders' as defined in Rule
13E-3 under the U.S.
         Exchange Act." We acknowledge the discussion on page 106 under the heading
         "Minority Approval," but it is not clear from such disclosure whether the aforementioned directors and officers are included in the carveout found in clause
(ii) of such discussion.
         In addition, the second paragraph of such discussion only notes that "[t]he Shares held, directly or indirectly, by Rio Tinto...will be excluded from the vote of the Minority
         Shareholders."
2. The factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to each filing person's fairness determination and should be discussed in reasonable detail. See Questions Nos. 20 and 21 of Exchange Act Release No. 34-17719 (April 13,
         1981). Please revise this section to include the factors in clauses
(i) and (iv) of Instruction
         2 to Item 1014 or explain why such factors were not deemed material or relevant to the
         Board's fairness determination. If the procedural safeguard in Item 1014(c) was not considered, please explain why the Board believes that the Rule 13e-3 transaction is fair in the absence of such safeguard. We acknowledge the disclosure in the third bullet point on page 34, but please refer to our comment above regarding the definition of "affiliate" in
         Exchange Act Rule 13e-3(a)(1).
Independence of TD Securities, page 40

3. Notwithstanding the first sentence in the third paragraph of this section, please disclose the amount of fees paid to TD Securities in connection with the activities described in the second paragraph. Refer to Item 1015(b)(4) of Regulation M-A. Miscellaneous, page 62

4. Notwithstanding the last sentence of the first paragraph on page 63, please disclose the amount of fees paid to BMO Capital Markets in connection with the activities described in such paragraph. Refer to Item 1015(b)(4) of Regulation M-A. Financial Projections, page 63

5. Disclosure on page 63 indicates that the "Forecasts...reflect numerous judgments, estimates and assumptions..." Please revise to disclose such assumptions and quantify where practicable.
6. Disclosure preceding the second table on page 64 refers to such table as "[a] summary of key outputs of the Forecasts." To the extent there were any other portions of the Forecasts used by the financial advisors to render the formal valuation and fairness opinions, please revise to provide this additional information.
Position of Rio Tinto as to the Fairness of the Arrangement, page 65

7. Refer to comment 2. Please revise this section to either include the factors described in
 Adam Givertz, Esq.
Paul, Weiss, Rikfind, Wharton & Garrison LLP
October 7, 2022
Page 3
         clauses (iii), (iv), (v) and (viii) of of Instruction 2 to Item 1014 or explain why such factors were not deemed material or relevant to Rio Tinto's fairness determination. If the procedural safeguard in Item 1014(c) was not considered, please explain why Rio Tinto believes that the Rule 13e-3 transaction is fair in the absence of such safeguard. We acknowledge the disclosure in the third bullet point on page 67, but please refer to our comment above regarding the definition of "affiliate" in Exchange Act Rule 13e-3(a)(1).
Certain Effects of the Arrangement, page 68

8. Please provide the disclosure described in Instruction 3 to Item 1013 of Regulation M-A.
Consent of TD Securities, page 134

9. Disclosure here states that "[i]n providing our consent, we do not intend that any person other than the Special Committee and the Board of Directors of the Corporation shall be entitled to rely upon the TD Formal Valuation and Fairness Opinion." Similar disclosure is found on page 135 with respect to BMO Capital Markets and on pages 44, 44, C-8 and
         D-7. Please revise such language to eliminate any suggestion that the opinions "may not
         be...relied upon" by shareholders. Please refer to the Excerpt from Current Issues and
         Rulemaking Projects Outline (November 14, 2000), Section II.D.1.
Mergers
         & Acquisitions, regarding investment banking firm disclaimers found at https://www.sec.gov/divisions/corpfin/guidance/ci111400ex_regm-a.htm.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please direct any questions to Michael Killoy at 202-551-7576 or Perry Hindin at 202-
551-3444.



FirstName LastNameAdam Givertz, Esq.                 Sincerely,
Comapany NamePaul, Weiss, Rikfind, Wharton & Garrison LLP
                                                     Division of Corporation
Finance
October 7, 2022 Page 3                               Office of Mergers &
Acquisitions
FirstName LastName